UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

Compania Cervecerias Unidas S.A.

(United Breweries Company, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204429104

(CUSIP Number)

December 31, 2015

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 204429104	Page 2 of 19

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Bank of Australia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australian Capital Territory, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 29,000,801*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 29,000,801*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,000,801*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 7.85% (based on 369,502,872 shares outstanding per Form 20-F dated April 29, 2015).
12.	TYPE OF REPORTING PERSON BK/HC

*	Held in the form of 22,435,447 shares of common stock and 3,282,677 American Depository Receipts (“ADRs”), with each ADR representing 2 shares of common stock. The common stock is not registered for trading but only in connection with the registration of American Depositary Shares which are evidenced by the ADRs.

CUSIP NO. 204429104	13G	Page 3 of 19

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial Holding Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 29,000,801*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 29,000,801*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,000,801*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 7.85% (based on 369,502,872 shares outstanding per Form 20-F dated April 29, 2015).
12.	TYPE OF REPORTING PERSON HC

*	Held in the form of 22,435,447 shares of common stock and 3,282,677 American Depository Receipts (“ADRs”), with each ADR representing 2 shares of common stock. The common stock is not registered for trading but only in connection with the registration of American Depositary Shares which are evidenced by the ADRs.

CUSIP NO. 204429104	13G	Page 4 of 19

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Insurance Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 29,000,801*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 29,000,801*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,000,801*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 7.85% (based on 369,502,872 shares outstanding per Form 20-F dated April 29, 2015).
12.	TYPE OF REPORTING PERSON HC

*	Held in the form of 22,435,447 shares of common stock and 3,282,677 American Depository Receipts (“ADRs”), with each ADR representing 2 shares of common stock. The common stock is not registered for trading but only in connection with the registration of American Depositary Shares which are evidenced by the ADRs.

CUSIP NO. 204429104	13G	Page 5 of 19

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial First State Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Victoria, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 28,963,501*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 28,963,501*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,963,501*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 7.84% (based on 369,502,872 shares outstanding per Form 20-F dated April 29, 2015).
12.	TYPE OF REPORTING PERSON HC

*	Held in the form of 22,435,447 shares of common stock and 3,264,027 American Depository Receipts (“ADRs”), with each ADR representing 2 shares of common stock. The common stock is not registered for trading but only in connection with the registration of American Depositary Shares which are evidenced by the ADRs.

CUSIP NO. 204429104	13G	Page 6 of 19

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First State Investment Management (UK) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Edinburgh, United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,320,429*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,320,429*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,320,429*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 0.90% (based on 369,502,872 shares outstanding per Form 20 F dated April 29, 2015).
12.	TYPE OF REPORTING PERSON IA

*	Held in the form of 2,365,473 shares of common stock and 477,478 American Depository Receipts (“ADRs”), with each ADR representing 2 shares of common stock. The common stock is not registered for trading, but only in connection with the registration of American Depositary Shares which are evidenced by the ADRs.

CUSIP NO. 204429104	13G	Page 7 of 19

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First State Investment Managers (Asia) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Victoria, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 25,643,072*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 25,643,072*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,643,072*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 6.94% (based on 369,502,872 shares outstanding per Form 20 F dated April 29, 2015).
12.	TYPE OF REPORTING PERSON HC

*	Held in the form of 20,069,974 shares of common stock and 2,786,549 American Depository Receipts (“ADRs”), with each ADR representing 2 shares of common stock. The common stock is not registered for trading, but only in connection with the registration of American Depositary Shares which are evidenced by the ADRs.

CUSIP NO. 204429104	13G	Page 8 of 19

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FSIB Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hamilton, Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 25,643,072*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 25,643,072*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,643,072*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 6.94% (based on 369,502,872 shares outstanding per Form 20 F dated April 29, 2015).
12.	TYPE OF REPORTING PERSON HC

*	Held in the form of 20,069,974 shares of common stock and 2,786,549 American Depository Receipts (“ADRs”), with each ADR representing 2 shares of common stock. The common stock is not registered for trading, but only in connection with the registration of American Depositary Shares which are evidenced by the ADRs.

CUSIP NO. 204429104	13G	Page 9 of 19

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First State Investments Holdings (Singapore) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 25,643,072*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 25,643,072*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,643,072*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 6.94% (based on 369,502,872 shares outstanding per Form 20 F dated April 29, 2015).
12.	TYPE OF REPORTING PERSON HC

*	Held in the form of 20,069,974 shares of common stock and 2,786,549 American Depository Receipts (“ADRs”), with each ADR representing 2 shares of common stock. The common stock is not registered for trading, but only in connection with the registration of American Depositary Shares which are evidenced by the ADRs.

CUSIP NO. 204429104	13G	Page 10 of 19

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First State Investments (Singapore)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 25,643,072*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 25,643,072*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,643,072*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 6.94% (based on 369,502,872 shares outstanding per Form 20 F dated April 29, 2015).
12.	TYPE OF REPORTING PERSON IA

*	Held in the form of 20,069,974 shares of common stock and 2,786,549 American Depository Receipts (“ADRs”), with each ADR representing 2 shares of common stock. The common stock is not registered for trading, but only in connection with the registration of American Depositary Shares which are evidenced by the ADRs.

CUSIP NO. 204429104	13G	Page 11 of 19

Item 1(a)	Name of Issuer: Compania Cervecerias Unidas S.A.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Vitacura 2670, Twenty-Third Floor, Santiago, Chile

Item 2(a)	Name of Person Filing

Item 2(b)	Address of Principal Business Office

Item 2(c)	Citizenship

Commonwealth Bank of Australia

Ground Floor, Tower 1

201 Sussex Street

Sydney, New South Wales, 2000

Commonwealth of Australia

Australian Capital Territory

Colonial Holding Company Limited

Ground Floor, Tower 1

201 Sussex Street

Sydney, New South Wales, 2000.

Commonwealth of Australia

New South Wales

Commonwealth Insurance Holdings Limited

Ground Floor, Tower 1

201 Sussex Street

Sydney, New South Wales, 2000

Commonwealth of Australia

New South Wales

Colonial First State Group Limited

Ground Floor, Tower 1

201 Sussex Street

Sydney, New South Wales, 2000

Commonwealth of Australia

Victoria

First State Investment Management (UK) Limited

23 St Andrew Square

Edinburgh EH2 1BB

Scotland

First State Investment Managers (Asia) Limited

Ground Floor, Tower 1

201 Sussex Street

Sydney, New South Wales, 2000

Commonwealth of Australia

New South Wales

CUSIP NO. 204429104	13G	Page 12 of 19

FSIB Ltd

Codan Services Limited Clarendon House, 2 Church Street

Hamilton, HMII

Bermuda

First State Investments Holdings (Singapore) Limited

1 Temasek Avenue

#17-01 Millenia Tower, Singapore

039192

First State Investments (Singapore)

1 Temasek Avenue

#17-01 Millenia Tower, Singapore

039192

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number: 204429104

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☒	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP NO. 204429104	13G	Page 13 of 19

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: First State Investments (Singapore) is an investment adviser registered pursuant to the law of the jurisdiction in which it is located.

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☐

Item 4	Ownership:

(a)	Amount beneficially owned:

Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.

(b)	Percent of Class:

Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.

(ii)	shared power to vote or to direct the vote:

Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.

(iii)	sole power to dispose or to direct the disposition of:

Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.

(iv)	shared power to dispose or to direct the disposition of:

Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

Item 5	Ownership of Five Percent or Less of a Class:

As of the date hereof, First State Investment Management (UK) Limited is no longer the beneficial owner of more than five percent of the class of securities reported herein.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

See Exhibit 99.2.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

CUSIP NO. 204429104	13G	Page 14 of 19

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. I also certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to the relevant subsidiaries referenced in Exhibit 99.2 to this Schedule 13G are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s), and that I undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 12th day of February, 2016.

Commonwealth Bank of Australia

By:	/s/ Carla Collingwood
Name:	Carla Collingwood
Title:	Company Secretary

Colonial Holding Company Limited

By:	/s/ Warwick Bryan
Name:	Warwick Bryan
Title:	Director

Commonwealth Insurance Holdings Limited

By:	/s/ Warwick Bryan
Name:	Warwick Bryan
Title:	Director

Colonial First State Group Limited

By:	/s/ Andrew Morgan
Name:	Andrew Morgan
Title:	Director

First State Investment Management (UK) Limited

By:	/s/ Gillian Davies
Name:	Gillian Davies
Title:	Secretary

First State Investment Managers (Asia) Limited

By:	/s/ David Dixon
Name:	David Dixon
Title:	Director

CUSIP NO. 204429104	13G	Page 15 of 19

FSIB Ltd

By:	/s/ Michael Stapleton
Name:	Michael Stapleton
Title:	Director

First State Investments Holdings (Singapore) Limited

By:	/s/ Michael Stapleton
Name:	Michael Stapleton
Title:	Director

First State Investments (Singapore)

By:	/s/ Michael Stapleton
Name:	Michael Stapleton
Title:	Director

CUSIP NO. 204429104	13G	Page 16 of 19

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement

99.2	Item 7 Information